Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of mF International Limited on Form F-1 (File No. 333-274158) of our report dated December 29, 2022, with respect to our audit of the consolidated financial statements of mF International Limited as of December 31, 2021 and for the year then ended. We also consent to the reference to our Firm under the heading “Experts” in the Registration Statement on Form F-1 (No. 333-274158) incorporated by reference in this Registration Statement.

We were dismissed as auditors on February 16, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in the Registration Statement on Form F-1 (No. 333-274158) incorporated by reference in this Registration Statement for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, New York

April 19, 2024